AGREEMENT AND PLAN OF MERGER



                                   AMONG



                         PHC RETAIL HOLDING COMPANY


                         PEEBLES ACQUISITION CORP.



                                    AND



                                PEEBLES INC.



                         Dated as of April 3, 1995






                        AGREEMENT AND PLAN OF MERGER

                             TABLE OF CONTENTS

                        (Not Part of the Agreement)

                                                                       Page

                                 ARTICLE I

     THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
     1.1.  The Merger . . . . . . . . . . . . . . . . . . . . . . . . .   1
     1.2.  Certificate of Incorporation . . . . . . . . . . . . . . . .   1
     1.3.  By-Laws  . . . . . . . . . . . . . . . . . . . . . . . . . .   1
     1.4.  Directors and Officers . . . . . . . . . . . . . . . . . . .   1
     1.5.  Effective Time . . . . . . . . . . . . . . . . . . . . . . .   2
     1.6.  Further Assurances . . . . . . . . . . . . . . . . . . . . .   2
     1.7.  Company Action . . . . . . . . . . . . . . . . . . . . . . .   3

                                 ARTICLE II

     CONVERSION OF SHARES . . . . . . . . . . . . . . . . . . . . . . .   3
     2.1.  Company Common Stock . . . . . . . . . . . . . . . . . . . .   3
     2.2.  Dissenting Shares  . . . . . . . . . . . . . . . . . . . . .   4
     2.3.  Subsidiary Common Stock  . . . . . . . . . . . . . . . . . .   4
     2.4.  Exchange of Shares . . . . . . . . . . . . . . . . . . . . .   5

                                ARTICLE III

     REPRESENTATIONS AND WARRANTIES OF THE COMPANY  . . . . . . . . . .   7
     3.1.  Organization . . . . . . . . . . . . . . . . . . . . . . . .   7
     3.2.  Capitalization . . . . . . . . . . . . . . . . . . . . . . .   7
     3.3.  Authority Relative to this Agreement . . . . . . . . . . . .   8
     3.4.  Consents and Approvals; No Violation . . . . . . . . . . . .   8
     3.5.  Financial Statements and Reports . . . . . . . . . . . . . .   9
     3.6.  Absence of Undisclosed Liabilities . . . . . . . . . . . . .  10
     3.7.  Absence of Material Adverse Change . . . . . . . . . . . . .  10
     3.8.  Finders and Investment Bankers . . . . . . . . . . . . . . .  12
     3.9.  Severance, Termination, Change in Control and Similar
             Agreements . . . . . . . . . . . . . . . . . . . . . . . .  12
     3.10.  Real Property . . . . . . . . . . . . . . . . . . . . . . .  13
     3.11.  Title to Personal Property  . . . . . . . . . . . . . . . .  14
     3.12.  Litigation  . . . . . . . . . . . . . . . . . . . . . . . .  15
     3.13.  Compliance with Other Instruments and Laws  . . . . . . . .  15
     3.14.  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
     3.15.  ERISA . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
     3.16.  Accounts Receivable . . . . . . . . . . . . . . . . . . . .  19




                                     i


                                                                       Page


     3.17.  Inventories . . . . . . . . . . . . . . . . . . . . . . . .  19
     3.18.  Insurance . . . . . . . . . . . . . . . . . . . . . . . . .  20
     3.19.  Intellectual Property . . . . . . . . . . . . . . . . . . .  20
     3.20.  Contracts . . . . . . . . . . . . . . . . . . . . . . . . .  21
     3.21.  Suppliers . . . . . . . . . . . . . . . . . . . . . . . . .  22
     3.22.  Disclosure  . . . . . . . . . . . . . . . . . . . . . . . .  23

                                 ARTICLE IV

     REPRESENTATIONS AND WARRANTIES
     OF THE PARENT AND THE SUBSIDIARY . . . . . . . . . . . . . . . . .  23
     4.1.  Organization . . . . . . . . . . . . . . . . . . . . . . . .  23
     4.2.  Authority Relative to this Agreement . . . . . . . . . . . .  23
     4.3.  Consents and Approvals; No Violation . . . . . . . . . . . .  24
     4.4.  Finders and Investment Bankers . . . . . . . . . . . . . . .  24
     4.5.  Litigation . . . . . . . . . . . . . . . . . . . . . . . . .  24

                                 ARTICLE V

     COVENANTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
     5.1.  Conduct of Business of the Company . . . . . . . . . . . . .  25
     5.2.  Parachute Payments . . . . . . . . . . . . . . . . . . . . .  28

                                 ARTICLE VI


     ADDITIONAL AGREEMENTS  . . . . . . . . . . . . . . . . . . . . . .  28
     6.1.  Proxy Statement; Filings . . . . . . . . . . . . . . . . . .  28
     6.2.  Meeting of the Company's Shareholders  . . . . . . . . . . .  29
     6.3.  Additional Agreements  . . . . . . . . . . . . . . . . . . .  30
     6.4.  Fees and Expenses  . . . . . . . . . . . . . . . . . . . . .  30
     6.5.  Acquisition Proposals  . . . . . . . . . . . . . . . . . . .  31
     6.6.  Access to Information; Confidentiality . . . . . . . . . . .  32
     6.7.  Officers' and Directors' Insurance;
           Indemnification  . . . . . . . . . . . . . . . . . . . . . .  32
     6.8.  Monthly Financial Statements . . . . . . . . . . . . . . . .  34
     6.9.  Public Announcements . . . . . . . . . . . . . . . . . . . .  34
     6.10. Consent of the Parent  . . . . . . . . . . . . . . . . . . .  35

                                ARTICLE VII

     CLOSING CONDITIONS . . . . . . . . . . . . . . . . . . . . . . . .  35
     7.1.  Conditions Precedent to the Obligations of All Parties . . .  35
     7.2.  Additional Conditions to the Obligation of the Company . . .  36
     7.3.  Conditions Precedent to Obligations of the Parent and
             the Subsidiary . . . . . . . . . . . . . . . . . . . . . .  36




                                     ii

                                                                       Page


                                ARTICLE VIII

     CLOSING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
     8.1.  Time and Place . . . . . . . . . . . . . . . . . . . . . . .  38
     8.2.  Filings at the Closing . . . . . . . . . . . . . . . . . . .  38

                                 ARTICLE IX

     TERMINATION AND ABANDONMENT  . . . . . . . . . . . . . . . . . . .  38
     9.1.  Termination  . . . . . . . . . . . . . . . . . . . . . . . .  38
     9.2.  Procedure and Effect of Termination  . . . . . . . . . . . .  40

                                 ARTICLE X

     MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . .  40
     10.1.  Amendment and Modification  . . . . . . . . . . . . . . . .  40
     10.2.  Waiver of Compliance; Consents  . . . . . . . . . . . . . .  40
     10.3.  Investigations; Survival of Warranties  . . . . . . . . . .  41
     10.4.  Notices . . . . . . . . . . . . . . . . . . . . . . . . . .  41
     10.5.  Assignment; Parties in Interest . . . . . . . . . . . . . .  42
     10.6.  Governing Law . . . . . . . . . . . . . . . . . . . . . . .  42
     10.7.  Counterparts  . . . . . . . . . . . . . . . . . . . . . . .  42
     10.8.  Interpretation  . . . . . . . . . . . . . . . . . . . . . .  43
     10.9.  Entire Agreement  . . . . . . . . . . . . . . . . . . . . .  43






                        AGREEMENT AND PLAN OF MERGER


          AGREEMENT AND PLAN OF MERGER, dated as of April 3, 1995 (the "Agreement"), among PHC RETAIL HOLDING COMPANY, a Delaware corporation (the "Parent"), PEEBLES ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of the Parent (the "Subsidiary"), and PEEBLES INC., a Virginia corporation (the "Company").


                                 ARTICLE I

                                 THE MERGER

          1.1. The Merger. In accordance with the provisions of this Agreement, the General Corporation Law of the State of Delaware (the "GCL") and the Virginia Stock Corporation Act (the "VSCA"), at the Effective Time (as defined in Section 1.5) (i) the Subsidiary shall be merged with and into the Company (the "Merger"), and the Company shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the Commonwealth of Virginia; (ii) the name, identity, existence, rights, privileges, powers, franchises, properties and assets of the Company shall continue unaffected and unimpaired; and (iii) the separate existence of the Subsidiary shall cease, and all of the rights, privileges, powers, franchises, properties and assets of the Subsidiary shall be vested in the Company. The name of the Surviving Corporation shall continue to be "Peebles Inc."

          1.2.  Certificate of Incorporation.  The Certificate of
Incorporation of the Company in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided therein or by law.

          1.3. By-Laws. The By-Laws of the Company in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving
Corporation until thereafter amended, altered or repealed as provided therein.

          1.4. Directors and Officers. The directors of the Subsidiary immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation until his successor is appointed and qualified or until his earlier death, resignation or removal. Promptly after the Effective Time, the Parent shall increase the size of the board of directors of the Surviving Corporation and elect such former directors of the Company to the board of directors of the Surviving Corporation as the Parent then chooses.

          1.5. Effective Time. The Merger shall become effective simultaneously with the later of the filing of (i) Articles of Merger with the State Corporation Commission of the Commonwealth of Virginia (the "Commission") in accordance with the provisions of Section 13.1-720 of the VSCA (the "Articles of Merger") and (ii) a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Section 252 of the GCL (the "Certificate of Merger"). The Articles of Merger and Certificate of Merger shall be filed as provided above as soon as practicable after the Closing (as defined in Section 8.1). The date and time when the Merger shall become effective is herein referred to as the "Effective Time."

          1.6. Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company acquired or to be acquired as a result of the Merger, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to solicit in the name of the Company any third party consents or other documents required to be delivered by any third party to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Company, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company acquired or to be acquired as a result of the Merger and otherwise to carry out the purposes of this Agreement.

          1.7. Company Action. The Company represents that its Board of Directors (the "Board") has voted to recommend adoption of this Agreement and authorization of the Merger by the shareholders of the Company at the meeting of such shareholders to be held as specified in Section 6.2 (the "Shareholders' Meeting"); provided, however, that subject to Section 6.4, such recommendation may be withdrawn, modified or amended prior to the Shareholders' Meeting to the extent (a) the Board deems it necessary to do so in the exercise of its fiduciary obligations to the Company's shareholders under applicable law after advice of counsel with respect to such obligations or (b) the Board determines to proceed with an initial public offering of the Company Common Stock (as defined below) in lieu of consummating the Merger and the transactions contemplated by this Agreement, provided that such initial public offering involves a secondary offering and at least 52.5% of the Company Common Stock (on a primary, not fully-diluted basis) will be publicly held after such offering.


                                 ARTICLE II

                            CONVERSION OF SHARES

          2.1. Company Common Stock. (a) Each share of Company common stock, $.10 par value (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time (except for (i) any shares of Company Common Stock then owned beneficially or of record by the Parent or the Subsidiary or any other subsidiary of the Parent, (ii) shares of Company Common Stock held in the treasury of the Company, and
(iii) Dissenting Shares, as defined in Section 2.2) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $23.00 in cash payable to the holder thereof, without interest thereon, upon surrender of the certificate representing such share of Company Common Stock.

          (b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time which is then owned beneficially or of record by the Parent or the Subsidiary or any other subsidiary of the Parent shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and cease to exist, without any conversion thereof.

          (c) Each share of Company Common Stock held in the Company's treasury immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and retired and cease to exist, without any conversion thereof.

          (d) The holders of certificates representing shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall as of the Effective Time cease to have any rights as shareholders of the Company, except such rights, if any, as they may have pursuant to the VSCA, and, except as aforesaid, their sole right shall be the right to receive cash as aforesaid.

          2.2. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock which are outstanding immediately prior to the Effective Time and which are held by shareholders who exercise their right to dissent from the Merger when and in the manner required by Sections 13.1-732 through 13.1-739 of the VSCA ("Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the consideration provided in Section 2.1(a) of this Agreement, but the holders thereof shall be entitled to payment from the Surviving Corporation of the fair value of such shares plus accrued interest in accordance with the provisions of Sections 13.1-729 through 13.1-739 of the VSCA; provided, however, that the right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any of the following events: (i) the termination of this Agreement in accordance with Section 9.1; (ii) a court having jurisdiction permanently enjoining or setting aside the Merger; or
(iii) the withdrawal of such shareholders' demand for payment with the written consent of the Company. Upon any such termination described in subsection (iii) of the foregoing sentence, the shares held by such dissenting shareholder shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the consideration provided in Section 2.1(a) of this Agreement, without any interest thereon.

          2.3. Subsidiary Common Stock. Each share of common stock, par value $.01 per share, of the Subsidiary (the "Subsidiary Common Stock"), issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). From and after the Effective Time, each outstanding certificate theretofore representing shares of Subsidiary Common Stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation Common Stock into which such shares of Subsidiary Common Stock shall have been converted. Promptly after the Effective Time, the Surviving Corporation shall issue to the Parent a stock certificate or certificates representing 1,000 shares of Surviving Corporation Common Stock in exchange for the certificate or certificates which formerly represented shares of Subsidiary Common Stock, which shall be cancelled.

          2.4. Exchange of Shares. (a) Promptly after the Effective Time, the Surviving Corporation or, at the Parent's election, such bank or trust company as the Parent may determine, acting as exchange agent for the Merger (the "Exchange Agent"), shall mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Company Common Stock (the "Certificates") a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for payment therefor. Upon surrender to the Surviving Corporation or to the Exchange Agent, as the case may be, of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the product of the number of shares of Company Common Stock represented by such Certificate times $23.00, and such Certificate shall forthwith be cancelled. The Parent shall furnish or cause to be furnished to the Exchange Agent all funds required to make such payments. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. All payments in respect of shares of Company Common Stock which are made in accordance with the terms hereof shall be deemed to have been made in full satisfaction of all rights pertaining to such shares. With respect to any Certificate alleged to have been lost, stolen or destroyed, the owner or owners of such Certificate shall be entitled to the consideration set forth above upon delivery to the Surviving Corporation or the Exchange Agent, as the case may be, of an affidavit of such owner or owners setting forth such allegation and a bond sufficient to indemnify the Parent and the Surviving Corporation against any claim that may be made against either or both of them on account of the alleged loss, theft or destruction of any such Certificate or the delivery of the payment set forth above.

          (b) If payment is to be made to a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Exchange Agent and the Surviving Corporation that such tax has been paid or is not applicable.

          (c)  Until surrendered in accordance with the provisions of this
Section 2.4, from and after the Effective Time, each Certificate (other than Certificates representing shares of Company Common Stock owned beneficially or of record by the Parent, the Subsidiary or any other subsidiary of the Parent and other than Certificates representing shares of Company Common Stock held in the Company's treasury and Dissenting Shares in respect of which appraisal rights are perfected) shall represent for all purposes the right to receive $23.00 in cash multiplied by the number of shares of Company Common Stock evidenced by such Certificate, without any interest thereon.

          (d) After the Effective Time there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for cash as provided in this Article II.

          (e) Each holder of a warrant to purchase shares of Company Com-mon Stock outstanding immediately prior to the Effective Time under the Company's Common Stock Warrants (the "Warrants"), whether or not then exercisable, will be entitled to receive from the Parent or the Surviving Corporation, as promptly as practicable after the Effective Time, for each share of Company Common Stock subject to such warrant an amount in cash equal to $23.00 and, by virtue of the Merger and without any action on the part of the holder thereof, each such warrant shall be cancelled.


                                ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to the Parent and the Subsidiary as follows:

          3.1. Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary. The Company does not have any subsidiaries and, except as set forth on Schedule 3.1, the Company does not own capital stock of or equity interests in any corporation, partnership, joint venture or other entity. The Company has heretofore delivered to the Parent accurate and complete copies of the Certificate of Incorporation and By-Laws of the Company, as amended and in effect on the date hereof.

          3.2. Capitalization. (a) The authorized capital stock of the Company consists of: (i) 5,000,000 shares of Company Common Stock, of which, on the date hereof, there are 2,942,690 shares outstanding, 435,699 shares reserved for issuance upon exercise of options outstanding under the Company's 1993 Stock Option Plan (the "Company Option Plan"), 95 shares reserved for issuance upon exercise of the Warrants and no shares held in the Company's treasury and (ii) 1,000,000 shares of preferred stock, no par value, of which no shares are issued or outstanding or are held in the Company's treasury. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. Schedule 3.2 hereto shows the name of each holder of a warrant or an option to purchase shares of Company Common Stock, the number of shares of Company Common Stock subject to all such options or warrants held by such holder and the per share exercise price thereof.

          (b) Except for (i) options to acquire not more than 435,699 shares of Company Common Stock under the Company Option Plan and for (ii) the Warrants exercisable into 95 shares of Company Common Stock, there are not now, and at the Effective Time there will not be, any options, warrants, calls, subscriptions, or other rights or other agreements or commitments of any nature whatsoever (either firm or condi-tional) obligating the Company to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, any additional shares of capital stock or other equity interest of the Company, or any securities or obligations convertible into or exchangeable for any such capital stock or other interest, or obligating the Company to grant, extend or enter into any such agreement or commitment and no authorization therefor has been given or made. The per share exercise price for the options outstanding under the Option Plan is in excess of $23.00 per share and the per exercise price for each outstanding Warrant is zero.

          3.3. Authority Relative to this Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consum-mation by the Company of the transactions contemplated hereby have been duly and validly authorized and approved by the Board. Except for the approval by the Company's shareholders which is referred to in Section 6.2, no other corporate action or proceedings on the part of the Company are necessary to authorize this Agreement or to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms.

          3.4. Consents and Approvals; No Violation. Except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the approval of the Company's shareholders which is referred to in Section 6.2, and the filing and recordation of appropriate merger documents as required by the VSCA and the GCL (i) there is no legal impediment to the Company's consummation of the transactions contemplated by this Agreement, and (ii) no filing with, and no permit, authorization, consent or approval of, any public body or authority or other third party is necessary for the consummation by the Company of the transactions contemplated by this Agreement. Except as set forth on Schedule 3.4, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the pro-visions hereof will (i) conflict with or result in any violation of any provision of the Certificate of Incorporation or By-Laws of the Company,
(ii) violate any statute, rule, regulation, order, writ, injunction or decree of any public body or authority by which the Company or any of its properties is bound, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any contract, agreement, note, bond, mortgage, indenture, license, lease, franchise, permit or other instrument or obligation to which the Company is a party, or by which it or any of its properties is bound.

          3.5. Financial Statements and Reports. (a) All forms, reports and documents filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder (collectively, the "Company Reports") have complied in all material re-spects with all applicable requirements of the Securities Act and the Ex-change Act and such rules and regulations and the Company has made all filings required pursuant to the applicable requirements of such Acts, rules and regulations, the Certificate of Incorporation of the Company and any agreement to which the Company is a party or by which it is bound. The Company has previously furnished to the Parent accurate and complete copies of all Company Reports filed with respect to fiscal years 1993 and 1994. None of the Company Reports, including, without limitation, any financial statements or schedules included therein, at the time filed, contained any untrue statement of a material fact or omitted to state a material fact re-quired to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not mis-leading. The financial statements of the Company included in the Company Reports were prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as otherwise noted in such financial statements) and present fairly the financial position, results of operations and changes in stockholders' equity of the Company as of the dates and for the periods indicated.

          (b) Schedule 3.5(b) hereto sets forth the Company's financial statements (including a year-end balance sheet, an annual statement of income and a statement of stockholders' equity) for the year ended Janu-ary 28, 1995, each of which has been audited by Ernst & Young, L.L.P. The financial statements referred to in this Section 3.5(b) (collectively, the "1994 Financial Statements") are true and complete in all material respects with respect to each item therein, and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as otherwise noted in the 1994 Financial Statements) and present fairly the financial position, results of operations and changes in stockholders' equity of the Company as of and for the periods indicated.

          3.6. Absence of Undisclosed Liabilities. The Company does not have any liabilities, obligations or contingencies of any nature whatsoever (whether absolute, accrued, contingent or otherwise), except for liabilities, obligations or contingencies which are accrued or reserved against on the face of (and not solely in any notes to) the balance sheet of the Company included in the 1994 Financial Statements (the "Company Balance Sheet"), or immaterial liabilities which were incurred after the date of the Company Balance Sheet in the ordinary course of business.

          3.7. Absence of Material Adverse Change. Since January 28, 1995, except as specifically set forth in the Company Reports or in
Schedule 3.7, the Company has not

          (a) incurred any material obligations, liabilities or commitments, whether absolute, accrued, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others),

          (b) mortgaged, pledged or subjected to any lien, adverse claim, lease, security interest or other charge or encumbrance (collectively, "Liens") any of its material assets, tangible or intangible,

          (c) acquired or disposed of any material assets or properties, or entered into any agreement or other arrangement for any such acquisition or disposition,

          (d) forgiven or cancelled any material debts or claims or waived any rights of material value,

          (e) declared, made, paid or set apart any sum for any dividend or other distribution to the Company's shareholders or purchased or redeemed any shares of the Company's capital stock or issued or granted any option, warrant or right to purchase any such capital stock, or reclassified the Company's capital stock,

          (f) authorized the creation or issuance of or issued, sold or disposed of or created any obligation to issue, sell or dispose of any shares of the Company's capital stock of any class, any notes, bonds or other securities, or any options, warrants or rights to purchase any such shares, notes, bonds or other securities, or any securities convertible into or exchangeable for such shares, notes, bonds or other securities,

          (g) increased or committed to increase in any manner the compensation, bonus or bonus opportunity or fringe benefits of any Employee or consultant (other than salary or wage increases granted in the ordinary course of business and consistent with past practice), entered into, adopted or amended any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit-sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, de-ferred compensation or other employment, compensation or benefit plan, policy, agreement, trust, fund or arrangement for the benefit of any Employee or consultant (whether or not legally binding),

          (h) entered into any material transaction or contract other than in connection with the transactions contemplated hereby,

          (i) purchased, sold, assigned, pledged or otherwise transferred or licensed any material tangible assets or any patent, trademark, trade name, copyright, license, franchise, design or other intangible assets or property,

          (j) amended its Certificate of Incorporation or By-Laws,

          (k) changed any accounting methods or practices, including, without limitation, any change in depreciation or amortization policies or rates,

          (l) solicited any offer from another person or entity for the purchase or other acquisition of all or any material part of the shares or assets of the Company,

          (m) suffered any damage, destruction or loss (whether or not covered by insurance) to the tangible assets of the Company adversely affecting the financial condition, operations, business or prospects of the Company,

          (n) suffered any strike or other material labor trouble adversely affecting the financial condition, operations, business or prospects of the Company, or

          (o) suffered any loss of employees or customers that adversely affects the financial condition, operations, business or prospects of the Company.

          3.8. Finders and Investment Bankers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of the Company in such manner as to give rise to any valid claim against the Parent, the Subsidiary or the Company for any broker's or finder's fee or similar compensation, except for the fee to be paid by the Company to Wheat First Butcher Singer on the Closing Date with respect to their delivery of a fairness opinion in connection with the transactions contemplated hereby.


          3.9. Severance, Termination, Change in Control and Similar Agreements. Except as set forth on Schedule 3.9, the Company is not a party to or bound by any agreement or arrangement for the benefit of any current or former employee or director providing for any severance, termination or retention payments or benefits or for any payments or benefits payable in connection with or as a result of, directly or indirectly, any change in control of the Company, and, except as provided in Section 7.1(d), will not be a party to or bound by any such agreement or arrangement at the Effective Time.

          3.10. Real Property. (a) Schedule 3.10(a) contains a complete and correct list of all real property and all interests in real property owned by the Company and used in, held for use in connection with, necessary for the conduct of, or otherwise material to the Company's business (collectively, the "Owned Real Property"). Schedule 3.10(a) also sets forth the address and owner of each parcel of Owned Real Property and describes all improvements thereon. The Company has good, valid and marketable fee simple title to the Owned Real Property free and clear of all Liens, other than (i) Liens existing on the date hereof and specif-ically identified on Schedule 3.10(a), (ii) statutory Liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due and payable, (iii) statutory Liens for taxes
(x) not yet due and payable or (y) being contested in good faith by appro-priate proceedings and, in either case, for which adequate reserves are being maintained in accordance with generally acceptable accounting principles, and (iv) other imperfections of title or encumbrances that do not individually, or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the conduct of the Company's business as currently conducted and as contemplated to be conducted (the items referred to in the foregoing clauses (i) through (iv) are, collectively, "Permitted Liens").

          (b) Schedule 3.10(b) contains a complete and correct list of all leases, subleases, licenses and occupancy agreements (collectively, "Leases") pursuant to which the Company is the lessee, sublessee, licensee or occupant of any real property leased or subleased by the Company and used in, held for use in connection with, necessary for the conduct of, or otherwise material to the Company's business (collectively, the "Leased Real Property"). Schedule 3.10(b) also contains a complete and correct list of all leases, subleases, licenses and occupancy agreements pursuant to which the Company is the lessor, sublessor or licensor of any part of the Leased Real Property or the Owned Real Property (collectively, the "Other Leases"). Schedule 3.10(b) also sets forth the address, landlord and tenant for each Lease and each Other Lease. The Company has delivered to the Parent complete and correct copies of the Leases and the Other Leases. Each Lease and each Other Lease is legal, valid, binding, en-forceable and in full force and effect.

          (c) The Owned Real Property and the Leased Real Property (collectively, the "Real Property") constitute all the fee and leasehold interests in real property used in, held for use in connection with, necessary for the conduct of, or otherwise material to, the Company's business.

          (d) There are no proceedings in eminent domain or other similar proceedings pending or threatened affecting any portion of the Real Property. There exists no writ, injunction, decree, order or judgment outstanding, nor any litigation pending or threatened, relating to the ownership, lease, use, occupancy or operation by any person of any Real Property.

          (e) The use and operation of the Real Property in the conduct of the Company's business does not violate in any material respect any instrument of record or agreement affecting the Real Property. There is no violation of any covenant, condition, restriction, easement or order of any governmental authority having jurisdiction over the Real Property or any other person entitled to enforce the same affecting the Real Property or the use or occupancy thereof. The Company enjoys peaceful and undisturbed possession under the Leases for the Leased Real Property.

          (f) The Real Property is in full compliance with all applicable building, environmental, zoning, subdivision and other land use and similar applicable laws, codes, ordinances, rules, regulations and orders of governmental authorities (collectively, the "Real Property Laws"), and the Company has not received any notice of violation or claimed violation of any Real Property Law. There is no pending or, or to the best knowledge of the Company, anticipated change in any Real Property Law that will have or result in a material adverse effect upon the ownership, alteration, use, occupancy or operation of the Real Property or any portion thereof. No current use by the Company of the Real Property is dependent on a nonconforming use or other governmental approval the absence of which would materially limit the use of such properties or assets in the Company's business.

          3.11. Title to Personal Property. The Company has good title to all material tangible assets constituting personal property purported to be owned by it, including, without limitation, all such personal property reflected on the Company Balance Sheet or acquired after the date thereof, and has valid leasehold interests in all material personal property leased by it, in each case free and clear of all Liens except Liens that are not, in the aggregate, material to the financial condition, operations, business or prospects of the Company.

          3.12. Litigation. There is not any governmental investigation or inquiry relating to the Company which is pending and to which the Company is a party or of which the Company has received notice, nor is the Company party to any action, suit or proceeding which relates to the transactions contemplated by this Agreement or would, if adversely deter-mined, result in any material liability to the Company, nor has the Company received an actual threat of any such action, proceeding, investigation or inquiry. No such action, proceeding or, to the best of the Company's knowledge, investigation or inquiry has been pending at any time since December 31, 1992. There are no citations, fines or penalties heretofore asserted against the Company under any federal, state, local or foreign law which remain unpaid, nor has the Company received any notices or any other communications since December 31, 1992 from any federal, state, local or foreign agency or other governmental authority with respect to any material violations or alleged violations of any federal, state, local or foreign law or regulation.

          3.13. Compliance with Other Instruments and Laws. The Company is not in violation of or default under any term of (a) its Certificate of Incorporation or By-Laws, (b) any note, bond, mortgage, indenture, instrument or agreement relating to indebtedness for borrowed money,
(c) any judgment, decree or order of any court or governmental body, or
(d) except as may be set forth in Schedule 3.13, any other material contract, agreement, license, lease, franchise, permit or other instrument or obligation to which it is a party or by which it or any of its properties or assets is bound. The Company is in compliance in all material respects with all statutes, laws, ordinances, rules, regulations, permits, concessions, grants, franchises, licenses or other governmental authorizations or approvals applicable to the operation of its business. All permits, concessions, grants, franchises, licenses and other governmental authorizations and approvals material to the conduct of the businesses of the Company have been duly obtained and are in full force and effect. There are no proceedings pending or, to the best of the Company's knowledge, threatened which may result in the revocation, cancellation, suspension or materially adverse modification thereof. None of such permits, concessions, grants, franchises, licenses or other governmental authorizations and approvals will be affected in a manner that would have a material adverse effect on the financial condition, operations, business or prospects of the Company by the consummation of the transactions contemplated by this Agreement.

          3.14. Taxes. The Company has duly and timely filed all federal, state, local and foreign tax returns required to be filed by or with respect to the Company or any of its assets or business, and all such returns are true and correct in all material respects. The Company has duly and timely paid, collected and withheld all taxes, levies, duties, imposts, assessments, fees and other governmental charges (including any interest and penalties thereon and additions thereto) ("Taxes") that are or may be required to be paid, collected or withheld by or with respect to the Company or any of its assets or business, except for Taxes not yet due and for which adequate reserves are being maintained in accordance with generally accepted accounting principles. Except as set forth on Sched-ule 3.14, no taxing authority is now asserting or, to the best of the Company's knowledge, threatening to assert against the Company any deficiency or claim for Taxes. Except as set forth on Schedule 3.14, the Company (i) has not granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax and
(ii) is not currently under, or has not received notice of commencement of, any audit by any taxing authority, or is not a party to any judicial proceeding with respect to Taxes. The provision for Taxes reflected in the Company Balance Sheet is adequate to cover all Taxes accruable through January 28, 1995 in accordance with generally accepted accounting prin-ciples. Except as set forth on Schedule 3.14, there is no contract or agreement (including Tax sharing, allocation and indemnification agreements) under which the Company has, or may at any time in the future have, an obligation to contribute to the payment of any portion of any Tax (or pay any amount computed by reference to any portion of any Tax).
Except as set forth on Schedule 3.14, the Company has not been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax returns or paying Taxes at any time. Except as set forth in Schedule 3.14, no written ruling has been received from, and no closing or other similar agreement has been executed with, any taxing authority that is presently binding upon the Company or any of its assets or business. The Company is not and has not been a "United States real property holding corporation" (as defined in section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code")) during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.
Schedule 3.14 sets forth (A) all states, localities and foreign countries in which the Company is or may be required to file Tax returns or pay Taxes and (B) all elections with respect to Taxes presently binding upon the Company. None of the assets of the Company (x) is property required to be treated as being owned by any other person under the "safe harbor lease" provisions of former section 168(f)(8) of the Internal Revenue Code of 1954, as amended, and (y) has been financed with or directly or indirectly secures any bond or debt the interest on which is tax-exempt under section 103(a) of the Code.

          3.15. ERISA. Schedule 3.15 hereto contains a true and complete list of each "employee benefit plan", as such term is defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and each bonus, incentive or deferred compensation, severance, termination, retention, change in control, employment, stock option or other equity-based, performance or other employee or retiree benefit or compensation plan, trust, fund, program, arrangement, agreement, policy or understanding, whether written or unwritten, that provides or may provide benefits or compensation in respect of any employee, former employee, director or former director of the Company or the beneficiaries or dependents of any person (such employees, former employees, directors, former directors, beneficiaries and dependents referred to collectively as the "Employees") or under which any Employee is or may become eligible to participate or derive a benefit and that is or has been maintained or established by the Company or any other trade or business, whether or not incorporated, which, together with the Company, is or would have been at any date of determination occurring within the preceding six years, treated as a single employer under section 414 of the Code (such trades and businesses referred to as the "Related Persons"), or to which the Company or any Related Person contributes or is or has been obligated or required to contribute (collectively, the "Plans"). The Company has not communicated to any Employee any intention or commitment to modify any Plan or to establish or implement any other employee or retiree benefit or compensation arrangement.

          Each Plan intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to its qualification under the Code as currently in effect and to the effect that each such trust is exempt from taxation under section 501(a) of the Code, and nothing has occurred since the date of such determination letter that could adversely affect such qualification or tax-exempt status.

          Neither the Company nor any Related Person would be liable for any material amount pursuant to section 4062, 4063 or 4064 of ERISA if any Plan that is subject to Title IV of ERISA were to terminate as of the date hereof. Neither the Company nor any Related Person has been involved in any transaction that could cause the Company to be subject, directly or indirectly, to liability under section 4069 or 4212 of ERISA. Neither the Company nor any Related Person has incurred (either directly or indirectly, including as a result of any indemnification obligation or joint and sev-eral liability provision of any applicable law) any material liability under or pursuant to Title I or IV of ERISA or the penalty, excise tax or joint and several liability provisions of the Code relating to employee benefit plans and, to the best knowledge of the Company, no event, transaction or condition has occurred or exists which could result in any such liability to the Company. Each of the Plans has been operated and administered in all respects in accordance with all applicable laws, including but not limited to ERISA and the Code, except where any such noncompliance would not result in a material liability to the Company. There are no material pending or, to the best knowledge of the Company, threatened claims by or on behalf of any of the Plans, by any Employee or otherwise involving any such Plan or the assets of any Plan (other than routine claims for benefits). No Plan is a "multiple employer plan" within the meaning of section 4063 or 4064 of ERISA or a "multiemployer plan" within the meaning of section 4001(a)(3) of ERISA. Each Plan that is subject to the minimum funding standards of ERISA or the Code satisfies such standards under section 412 and 302 of the Code and ERISA, respectively, and no such Plan has incurred an "accumulated funding deficiency" within the meaning of such sections, whether or not waived.
All contributions required to have been made by the Company to any Plan under the terms of any such Plan or pursuant to any applicable collective bargaining agreement or applicable law (including, without limitation, ERISA and the Code) have been made within the earliest time prescribed by any such Plan, agreement or law. No Employee is or may become entitled to post-employment benefits of any kind by reason of employment with the Company, including, without limitation, death or medical benefits (whether or not insured), other than (i) coverage mandated by section 4980B of the Code, (ii) retirement benefits payable under any Plan intended to qualify under section 401(a) of the Code or (iii) deferred compensation adequately reserved against in the Company Balance Sheet or, to the extent not so reserved, compensation deferred with respect to services rendered after January 28, 1995 in the ordinary course of the business of the Company.
The consummation of the transactions contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any Employee, except as expressly provided in this Agreement. The Company Balance Sheet will properly and adequately reflect any and all liabilities and obligations of the Company relating to any period ending on or prior to the date thereof to or in re-spect of the Employees or the Plans for (A) unpaid compensation, salaries, wages, vacation and sick pay, disability payments and other payroll items (including, without limitation, bonus, incentive and deferred compensation) and (B) unpaid or unfunded contributions, benefits, costs, Pension Benefit Guaranty Corporation premiums and expenses to or in respect of any Plan.

          3.16. Accounts Receivable. Except to the extent expressly reserved against in the Company Balance Sheet, the accounts and notes receivable of the Company reflected on the Company Balance Sheet, and such additional accounts and notes receivable as are reflected on the books of the Company on the date hereof, including, without limitation, all customer accounts receivable, have been collected or are good and collectible, free and clear of any Liens and have arisen only from bona fide transactions in the ordinary course of business. The Company has delivered to the Parent an accurate dating of all accounts receivable as of February 25, 1995.

          3.17. Inventories. All inventories reflected on the Company Balance Sheet are (i) in good, useable and marketable condition, (ii) in conformity with all applicable specifications and requirements of law,
(iii) free of obsolete items, (iv) in quantities not in excess of normal operating requirements, and (v) valued on a LIFO basis using the retail LIFO inventory method of accounting in accordance with generally acceptable accounting principles consistently applied. No writedown in inventory has been made or should have been made under such generally accepted accounting principles.

          3.18. Insurance. Schedule 3.18 lists all policies of insurance covering the Company and its properties as maintained by the Company on the date hereof. Such policies are in full force and effect and all premiums due thereon have been paid. The Company has complied in all material respects with the terms and provisions of such policies. No notice of termination or premium increase has been received under any of the policies. The insurance coverage provided by such policies (including, without limitation, as to deductibles and self-insured retentions) is adequate and suitable for the business and assets of the Company.

          3.19. Intellectual Property. (a) For purposes of this Sec-tion 3.19, the term "Intellectual Property" means the United States and foreign trademarks, trade names, trade dress, copyrights, and similar rights, including registrations and applications to register or renew the registration of any of the foregoing, the United States and foreign letters patent and patent applications, and inventions, processes, designs, formulae, trade secrets, know-how, confidential information, computer software, data and documentation, and all similar intellectual property rights, tangible embodiments of any of the foregoing (in any medium including electronic media), and licenses of any of the foregoing.

          (b) Schedule 3.19(b) sets forth a complete and correct list of all Intellectual Property that is owned by the Company, other than its computer software (the "Owned Intellectual Property", which term includes all owned computer software). The Owned Intellectual Property constitutes all Intellectual Property used or held for use in connection with, necessary for the conduct of, or otherwise material to the Company's business, except as set forth on Schedule 3.19(b) and except for computer software licensed to the Company by third parties. Schedule 3.19(b) sets forth a complete and correct list of all written or oral licenses and arrangements (i) pursuant to which the use by any person of Intellectual Property (other than computer software) is permitted by the Company and
(ii) pursuant to which the use by the Company of Intellectual Property (other than computer software) is permitted by any person (collectively, together with any of the foregoing relating to computer software, the "Intellectual Property Licenses"). Immediately after the Closing, the Company will have the right to use all Intellectual Property described on
Schedule 3.19(b) and all computer software licensed by the Company and will own all Owned Intellectual Property, free and clear of Liens. All Intellectual Property Licenses are in full force and effect in accordance with their terms, and are free and clear of any Liens. Neither the Company nor any other party is in default under any Intellectual Property License, and no such default is currently threatened. The conduct of the Company's business does not infringe the rights of any third party in respect of any Intellectual Property, except as set forth on Schedule 3.19(b). Except as set forth on Schedule 3.19(b), none of the Owned Intellectual Property is being infringed by third parties. Except as set forth on Schedule 3.19(b), there is no claim or demand of any person pertaining to, or any proceeding which is pending or threatened that challenges the rights of the Company in respect of any Owned Intellectual Property or Intellectual Property License, or that claims that any default exists under any Intellectual Property License. Except as set forth on Schedule 3.19(b), the Owned Intellectual Property has been duly registered with, filed in or issued by, as the case may be, the United States Patent and Trademark Office and United States Copyright Office or other filing offices, domestic or foreign, to the extent necessary or desirable to ensure full protection under any applicable law, and the same remain in full force and effect.

          3.20. Contracts. The Company will make available to the Parent as soon as practicable following the date of this Agreement complete and correct copies of all written agreements, contracts and commitments, together with all amendments thereto, and accurate descriptions of all oral agreements of the following types to which the Company is a party as of the date hereof:

          (a) Mortgages, etc. Mortgages, indentures, security agreements and other agreements and instruments relating to the borrowing of money or advances of credit, to the extent that the amounts payable thereunder or secured thereby exceed $1,000,000;

          (b)  Partnership.  Partnership or joint venture agreements;

          (c) Employment. Employment agreements and consulting agreements;

          (d)  Collective Bargaining.  Collective bargaining agreements;

          (e) Bonus Plans, etc. Bonus, profit sharing, compensation, stock option, pension, retirement, severance, deferred compensation or other plans, agreements, arrangements, trusts or funds for the benefit of employees, including all arrangements subject to ERISA;

          (f) Sales Agency, etc. Material sales agency, manufacturer's representative or distributorship agreements, supply agreements (including all agreements with Frederick Atkins, Inc.), marketing agreements, advertising agreements, agreements with outside credit card companies, licenses and other agreements relating to Intellectual Property, including all Intellectual Property Licenses;

          (g) Capital Expenditures. Agreements or commitments for capital expenditures in excess of $600,000 for any single project (it being represented and warranted that all agreements or commitments for capital expenditures do not exceed $9,300,000 in the aggregate);

          (h) Keepwell Agreements. Agreements to provide funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any entity or business;

          (i) Agreements with Affiliates. Agreements or commitments with any officer or director of the Company or any person who owns more than 3% of the issued and outstanding shares of Company Common Stock; and

          (j) Other Agreements. All other agreements, contracts and commitments (excluding purchase orders and sales orders created in the ordinary course of business), including, without limitation, real estate leases, written or oral, to which the Company is a party or by which any of its properties is bound as of the date hereof, any one (or series) of which in any way involve payments or receipts of more than $100,000 in the course of the year following the date hereof, and all Intellectual Property Licenses.

          To the best of the Company's knowledge, all of the agreements, contracts and commitments of the type referred to in this Section 3.20 are in full force and effect and the Company has received no written notice of and does not have actual knowledge of a default or event which, with the lapse of time or notice, or both, would constitute an event of default thereunder.

          3.21. Suppliers. Schedule 3.21 lists the Company's ten largest suppliers by dollar amount of purchases during the fiscal year ended Janu-ary 28, 1995. The Company has not received any written or other notice and has no reason to believe that any such supplier (i) has ceased or will cease to do business with the Company, (ii) has materially reduced or will materially reduce its supply arrangements with the Company or (iii) has sought or is seeking to materially increase the price it will charge the Company for the products it supplies to the Company.

          3.22. Disclosure. This Agreement and each certificate or other instrument or document furnished by or on behalf of the Company to the Parent, the Subsidiary or any agent or representative of the Parent or the Subsidiary pursuant hereto, or in connection herewith, taken as a whole, do not contain any untrue statement of material fact, or omit to state a material fact, required to be stated herein or therein, or necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. The Company does not know of any fact (other than matters of a general economic or political nature that do not affect its business uniquely) that would reasonably be expected to have, or result in, a material adverse affect on the Company's business or prospects.


                                 ARTICLE IV

                       REPRESENTATIONS AND WARRANTIES
                      OF THE PARENT AND THE SUBSIDIARY

          The Parent and the Subsidiary each jointly and severally represent and warrant to the Company as follows:

          4.1. Organization. Each of the Parent and the Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and each has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

          4.2. Authority Relative to this Agreement. Each of the Parent and the Subsidiary has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Parent and the Subsidiary and the consummation by the Parent and the Subsidiary of the transactions contemplated hereby have been duly and validly authorized and approved by the Boards of Directors of the Parent and the Subsidiary, respectively, and by the Parent as the sole stockholder of the Subsidiary, and, immediately prior to the Effective Time, no other corporate action or proceedings on the part of the Parent or the Subsidiary will be necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of the Parent and the Subsidiary and constitutes a valid and binding agreement of the Parent and the Subsidiary, enforceable against the Parent and the Subsidiary in accordance with its terms.

          4.3. Consents and Approvals; No Violation. Except for applicable requirements of the HSR Act and filing and recordation of appropriate merger documents as required by the GCL and the VSCA, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by the Parent and the Subsidiary of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by the Parent or the Subsidiary with any of the provisions hereof will (a) conflict with or result in any violation of any provision of the Certificate of Incorp-oration or By-Laws of the Parent or the Subsidiary, (b) violate any statute, rule, regulation, order, writ, injunction or decree of any public body or authority by which the Parent or the Subsidiary or any of their re-spective properties is bound, or (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any contract, agreement, note, bond, mortgage, indenture, license, lease, franchise, permit or other instrument or obligation to which the Parent or the Subsidiary is a party, or by which either of them or any of their respective properties is bound.

          4.4. Finders and Investment Bankers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of the Parent or the Subsidiary in such manner as to give rise to any valid claim against the Company for any broker's fee or finder's fee or similar compensation.

          4.5. Litigation. As of the date of this Agreement, there is no action, proceeding or, to the best of the Parent's knowledge, any governmental investigation or inquiry pending to which the Parent or the Subsidiary is a party or of which it has received actual notice which re-lates to the transactions contemplated by this Agreement, nor, to the best of the Parent's knowledge, has any such action, proceeding, investigation or inquiry been threatened.


                                 ARTICLE V

                                 COVENANTS

          5.1. Conduct of Business of the Company. Except as specifically provided in this Agreement or except with the prior written consent of the Parent, during the period from the date of this Agreement to the Effective Time, the Company will conduct its operations only in the ordinary and usual course, and will use its customary and reasonable efforts to preserve intact its business organizations, to keep available the services of its officers, employees and consultants and to maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it. The Company will promptly advise the Parent in writing of any change in the financial condition, operations, business or prospects of the Company which the Company recognizes is or is likely to be materially adverse. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, the Company will not without the prior written consent of the Parent:

          (a)  amend the Company's Certificate of Incorporation or By-Laws;

          (b) rescind, modify, amend or otherwise change or affect any of the resolutions of the Board recommending adoption of this Agreement and authorization of the Merger; provided, however, that subject to
     Section 6.4, the Board may take any such action prior to the Shareholders' Meeting to the extent (i) the Board deems it necessary to do so in exercise of its fiduciary obligations to the Company's shareholders under applicable law after advice of counsel with respect to such obligations or (ii) the Board determines to proceed with an initial public offering of the Company Common Stock in lieu of consum-mating the Merger and the transactions contemplated by this Agreement and such offering meets the requirements set forth in the proviso to
     Section 1.7;

          (c) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares of stock of any class of the Company, or any securities convertible into or exchangeable for shares of such stock, except as required by any outstanding options and warrants described in Section 3.2(a);

          (d) split, combine or reclassify any shares of capital stock of the Company of any class, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any class of the capital stock of the Company, or redeem or otherwise acquire any shares of such capital stock;

          (e) (i) except in the ordinary course of business under existing lines of credit, create, incur, assume, maintain or permit to exist any long-term debt, including obligations in respect of capital leases (other than obligations under capital leases existing on the date hereof) or create, incur, assume, maintain or permit to exist any short-term borrowing in an aggregate amount for the Company exceeding $50,000; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than customary loans in the ordinary course of business or advances to employees); or (iv) waive, release, grant or transfer any material rights or modify or change any existing license, lease, contract or other document material to the Company;

          (f) (i) increase or commit to increase in any manner the compensation, bonus or bonus opportunity of any Employee or the benefits, rights or entitlements under any Plan of any Employee, except in the ordinary course of business and in accordance with its customary past practices (in which event the Company will consult with the Parent before taking any such action); (ii) pay or commit to pay any compensation, bonus, pension or other retirement benefit or allowance, fringe benefit or other benefit not required by an existing Plan; (iii) amend or commit to amend any Plan; or (iv) institute or enter into or commit to institute or enter into any additional bonus, profit-sharing, incentive, stock option or other equity benefit, deferred compensation, severance, retention, change in control, pen-sion, retirement, health, welfare, group insurance or other employee or retiree benefit plan, agreement, trust, fund or arrangement, or any additional employment or consulting agreement with or for the benefit of any person;

          (g) except in the ordinary course of business, sell, transfer, mortgage or otherwise dispose of, or encumber, or agree to sell, transfer, assign, mortgage or otherwise dispose of or encumber, any properties, real, personal or mixed;

          (h) enter into any other agreements, commitments or contracts which, individually or in the aggregate, are material to the Company, except agreements, commitments or contracts for the purchase, sale or lease of goods or services in the ordinary course of business, consistent with past practice and not in excess of current requirements, or otherwise make any material change in the conduct of the business or operations of the Company;

          (i) enter into any agreement, commitment or contract with respect to the purchase of capital assets involving an amount in excess of $600,000, in any case or which would cause the Company to exceed its 1995 fiscal year budget for capital expenditures of $9,300,000.

          (j) enter into any other agreements, leases, commitments or contracts which individually involve the expenditure of more than $100,000;

          (k) except as specifically permitted in this Agreement, willfully take any action that would result in the representations and warranties of the Company contained in this Agreement not being true and correct on the date made or, except with respect to those representations and warranties made as of a specified date, on the Closing Date;

          (l) make any new elections, or make any changes to current elections, with respect to Taxes;

          (m) create any subsidiary of the Company whether by acquisition, merger or otherwise; provided, that if the Parent consents to the creation of any such subsidiary then any representations or warranties relating to such subsidiary or the business to be acquired by such subsidiary made by the seller thereof shall be deemed to be incorporated herein by reference, with the same force and effect as the representations and warranties made by the Company in Section 3 hereof; or

          (n) enter into any written or oral agreement to do any of the foregoing.

          5.2. Parachute Payments. Prior to the Effective Time, the Company shall obtain shareholder approval for each payment or benefit payable to or for the benefit of any person who would be treated as a "disqualified person" under section 280G(c) of the Code. Such shareholder approval shall be obtained by the Company in a manner sufficient to satisfy section 280G(b)(5)(A)(ii) of the Code, such that no payment or benefit may be treated as a payment described in section 280G(b)(2)(A)(i) of the Code.


                                 ARTICLE VI

                           ADDITIONAL AGREEMENTS


          6.1. Proxy Statement; Filings. As promptly as practicable and in any event within 15 days after the date hereof, the Company shall prepare, and shall mail to its shareholders, a proxy statement with respect to the meeting of the Company's shareholders referred to in Section 6.2. The Parent shall have a reasonable opportunity to review and comment on the Proxy Statement. The term "Proxy Statement" shall mean such proxy statement and all related materials at the time the same initially are mailed to the Company's shareholders and all amendments or supplements thereto, if any, similarly filed and mailed. As promptly as practicable, the Company, the Parent and the Subsidiary each shall properly prepare and file any filings required under the HSR Act, and all other Federal, state, county, local or municipal law relating to the Merger and the transactions contemplated herein (the "Filings"). Each of the Parent and the Subsidiary, on the other hand, and the Company, on the other, shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, the Filings by any governmental official, and each of the Company and Parent will supply the other with copies of all correspondence between it and each of its subsidiaries and representatives, on the one hand, and any appropriate governmental official, on the other hand, with respect to the Filings. The Company, the Parent and the Subsidiary each shall use its best efforts to obtain and furnish the information required to be included in the Proxy Statement and any Filings. The information provided and to be provided by the Parent, the Subsidiary and the Company, respectively, with respect to itself for use in the Proxy Statement shall, on the date the Proxy Statement is first mailed to the Company's shareholders and on the date of the meeting of the Company's shareholders referred to in Section 6.2 hereof, be true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information not false or misleading, and the Parent, the Company and the Subsidiary each agree to correct promptly any such information provided by it for use in the Proxy Statement which shall have become false or misleading. The Proxy Statement, when mailed, and any Filing, when filed, shall comply as to form in all material respects with all applicable requirements of law.

          6.2. Meeting of the Company's Shareholders. The Company shall take all action necessary in accordance with the VSCA and the Company's Articles of Incorporation and By-Laws to duly call, give notice of, convene and hold a meeting of its shareholders within 25 days after the date of the mailing of the Proxy Statement to consider and vote upon the adoption of this Agreement and the Merger. At such meeting, all the shares of Company Common Stock owned by the Parent, the Subsidiary or any subsidiary or affiliate of the Parent shall be voted in favor of the Merger. The shareholder vote required for the adoption of this Agreement and the Merger shall be the vote required by the VSCA and the Company's Articles of Incorporation, which is 66-2/3%. The Proxy Statement shall contain the determinations and recommendations of the Board as to the Merger set forth in Section 1.7 hereof, subject to the Board's fiduciary obligations to the Company's shareholders under applicable law after advice of counsel with respect to such obligations.

          6.3. Additional Agreements. Subject to the terms and conditions herein provided and, prior to the Shareholder Meeting, subject to the fiduciary obligations of the Board under applicable law after advice of counsel with respect to such obligations, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using its best efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Federal, state or local law or regulation, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and to effect all necessary registrations and Filings.

          6.4. Fees and Expenses. (a) Whether or not the transactions contemplated by this Agreement are consummated, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, shall be paid by the party incurring such fees, costs or expenses, except as set forth in Sections 6.4(b), (c), (d), (e) and (f) below.

          (b) If the Company terminates this Agreement pursuant to Sec-tion 9.1(d), then the Company shall pay the Parent, which amount shall be payable in same day funds no later than two business days after the termination of this Agreement, a fee of $3,450,000 (which includes reim-bursement of the Parent and the Subsidiary for all of their reasonable out-of-pocket expenses and fees directly and actually incurred in good faith by them in connection with the transactions contemplated by this Agreement, including, without limitation, the financing of the Merger (all of the foregoing being referred to collectively as the "Expenses")).

          (c) If the Parent terminates this Agreement pursuant to Sec-tion 9.1(b) or Section 9.1(f), then the Company shall reimburse the Parent and the Subsidiary for all of their Expenses.

          (d) If the Company terminates this Agreement pursuant to Sec-tion 9.1(e), then the Company shall reimburse the Parent and the Subsidiary for all of their Expenses.

          (e) If either the Parent or the Company terminates this Agreement pursuant to Section 9.1(c) or Section 9.1(h), then the Company shall reimburse Parent and the Subsidiary for their Expenses. In addition, if prior to such termination pursuant to Section 9.1(c) or within 12 months after such termination, the Company receives a proposal from a third party or parties that contemplates the acquisition of at least a majority of the stock or assets of the Company on terms more favorable to the shareholders of the Company than the terms of this Agreement (and no fee has been paid pursuant to Section 6.4(b)), then the Company shall pay the Parent a fee of $3,450,000 (less the amount reimbursed to the Parent and the Subsidiary pursuant to the first sentence of this Section 6.4(e)), which amount shall be payable in same day funds on the date of the consummation of the transaction contemplated by such other proposal, regardless of when such consummation occurs.

          6.5. Acquisition Proposals. Neither the Company nor any of its directors, officers, employees, representatives or agents (collectively, the "Representatives") shall, directly or indirectly, solicit or initiate inquiries or proposals from or enter into any agreement with respect to or, subject to the Board's fiduciary obligations to the Company's shareholders under applicable law after advice of counsel with respect to such obligations prior to the Shareholder Meeting, provide any confidential information to or participate in any discussions or negotiations with, any corporation, partnership, persons or other entity or group (other than the Parent and its subsidiaries and their respective directors, officers, employees, representatives and agents) concerning any sale of material assets or shares of capital stock of the Company other than in the ordinary course of business of the Company, or any merger, consolidation or similar transaction involving the Company; provided, however, that nothing contained in this Section 6.5 shall prohibit the Company or the Board from taking prior to the Shareholder Meeting and disclosing to the Company's shareholders a position which, in the judgment of the Board, after advice from counsel, is required under applicable law. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any of the foregoing. The Company will notify the Parent immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company or any of its Representatives, and will promptly request each person which has heretofore executed a confidentiality agreement in connection with its consideration of an acquisition of the Company or any material portion of its assets or stock to return or destroy all confidential information furnished to such person by or on behalf of the Company or any of its Representatives.

          6.6. Access to Information; Confidentiality. Between the date of this Agreement and the Effective Time, the Company will give the Parent and its authorized representatives access to all plants, offices, warehouses, stores and other facilities of the Company and to all of its books and records, will permit the Parent to make such inspections as it may require and will cause its officers and employees to furnish the Parent with a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal and state securities laws and such financial and operating data and other information with respect to the business and properties of the Company as the Parent may from time to time request. The Parent agrees to be bound by and comply with all the terms and provisions of the Confidentiality Agreement, dated as of March 14, 1995, between the Company and Kelso & Company, Inc. (the "Confidentiality Agreement"), applicable to Kelso & Company, Inc. thereunder.

          6.7.  Officers' and Directors' Insurance; Indemnification.   The
Parent agrees that for the entire period from the Effective Time until at least four years after the Effective Time: (a) The certificate of incorporation and the by-laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's certificate of incorporation and by-laws as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified during such period in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law;

          (b) The Surviving Corporation shall either (x) maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered on the date of this Agreement by the Company's directors' and officers' liability insurance policy (a copy of which has been heretofore delivered to Parent) (the "Company Indemnified Parties"); provided, however, that (i) in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premiums currently paid by the Company for such insurance which the Company represents to be $165,000 for the twelve month period ended May 18, 1995; (ii) if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; and (iii) the Surviving Corporation may substitute for such Company policy, a policy or policies with at least the same coverage containing terms and conditions which are no less advantageous to the Company Indemnified Parties provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time, or (y) cause the Surviving Corporation's directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of this Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability insurance policy; and

          (c) The Surviving Corporation shall indemnify all Company Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of the Company occurring prior to the Effective Time, including, without limitation, the transactions contemplated by this Agreement. Without limitation of the foregoing, but subject to Section 6.7(d), in the event any such Company Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by this Agreement, occurring prior to, and including, the Effective Time, the Surviving Corporation, from and after the Effective Time, will pay as incurred such Company Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. Subject to Section 6.7(d), the Surviving Corporation shall pay all reasonable expenses, including attorneys' fees, that may be incurred by an Company Indemnified Party in enforcing this Section 6.7. If the indemnity provided for in this Section 6.7 is not available with respect to any Company Indemnified Party, then the Surviving Corporation and the Company Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

          (d) Any Company Indemnified Party wishing to claim indemnification under paragraph (a) or (c) of this Section 6.7, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Surviving Corporation thereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right, from and after the Effective Time, to assume the defense thereof and the Surviving Corporation shall not be liable to such Company Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Company Indemnified Parties in connection with the defense thereof, (ii) the Company Indemnified Parties will cooperate in the defense of any such matter and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent; and provided, further, that the Surviving Corporation shall not have any obligation hereunder to any Company Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Company Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Notwithstanding anything to the contrary provided elsewhere herein, the Surviving Corporation's obligation to provide indemnification pursuant to Sections 6.7(c) and 6.7(d) shall be limited to cover only those amounts not covered under the Company's directors' and officers' liability insurance policy.

          6.8. Monthly Financial Statements. During the period after the execution of this Agreement and prior to the Closing, the Company shall provide the Parent, within 30 business days of the end of fiscal February 1995 and thereafter within 20 business days of the end of each fiscal month, the Company's unaudited balance sheet and income statement for such fiscal month.

          6.9. Public Announcements. The Parent and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement prior to such consultation without the consent of the Parent, except as in the opinion of counsel for the Company or the Parent is required by law.

          6.10. Consent of the Parent. The Parent, as the sole stockholder of the Subsidiary, by executing this Agreement consents to the execution, delivery and performance of this Agreement by the Subsidiary, and such consent shall be treated for all purposes as a vote duly adopted at a meeting of the stockholders of the Subsidiary held for such purpose.


                                ARTICLE VII

                             CLOSING CONDITIONS

          7.1. Conditions Precedent to the Obligations of All Parties. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

          (a) This Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of the Company at the meeting referred to in Section 6.2.

          (b) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (c) No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect which would
     (i) make the acquisition or holding by the Parent or its affiliates of the shares of Company Common Stock illegal or (ii) otherwise prevent the consummation of the Merger.

          (d) The Company and each of the individuals listed on Sched-ule 7.1(d) hereto shall have entered into Change of Control Agreements containing terms and conditions reasonably satisfactory to each of the parties hereto.

          7.2. Additional Conditions to the Obligation of the Company. The obligation of the Company to effect the Merger is also subject to each of the following conditions:

          (a) Each of the Parent and the Subsidiary shall have performed in all material respects each obligation to be performed by it hereunder on or prior to the Closing.

          (b) The representations and warranties of the Parent and the Subsidiary set forth in this Agreement shall be true and correct at and as of the Effective Time as if made at and as of such time, except to the extent that any such representation or warranty is made as of a specified date (in which case such representation or warranty shall have been true and correct as of such date).

          (c) The Company shall have received a certificate, dated the Closing Date, of the President or any Vice President of the Parent to the effect that the conditions specified in paragraphs (a) and (b) of this Section 7.2 have been fulfilled.

          (d) The Company shall have received the opinion of Debevoise & Plimpton, counsel to the Parent and the Subsidiary, addressed to them and dated the Closing Date, as to such items and in such form and substance as are reasonably requested by the Company.

          7.3. Conditions Precedent to Obligations of the Parent and the Subsidiary. The obligations of the Parent and the Subsidiary to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

          (a) The Company shall have performed in all material respects each of its obligations under this Agreement required to be performed by it on or prior to the Effective Time pursuant to the terms hereof.

          (b) The representations and warranties of the Company contained in this Agreement, including, without limitation, those incorporated by reference by operation of Section 5.1(m), shall be true and correct when made and at and as of the Effective Time as if made at and as of such time, except to the extent that any such representation or warranty is made as of a specified date (in which case such representation or warranty shall have been true and correct as of such date).

          (c) There shall not have occurred after the date hereof any material adverse change in the financial condition, results of operations, business or prospects of the Company.

          (d) The Company shall not have received notice from the holders of Dissenting Shares equal to more than five percent (5%) of the Company Common Stock outstanding immediately prior to the Closing.

          (e) The Parent shall have received a certificate, dated the Closing Date, of the President of the Company to the effect that the conditions specified in paragraphs (a), (b), (c) and (d) of this Sec-tion 7.3 have been fulfilled.

          (f) There shall not be any action or proceeding commenced by or before any court or governmental agency or authority in the United States, or threatened by any governmental agency or authority in the United States, that challenges the consummation of the Merger or seeks to impose material limitations on the ability of the Parent to exer-cise full rights of ownership of any of the material assets or business of the Company or seeks material damages from the Company in connection with such ownership.

          (g) All necessary third-party consents relating to the transactions contemplated by this Agreement shall have been obtained.

          (h) The Parent and the Subsidiary shall each have received the opinion of McGuire Woods Battle & Boothe LLP, counsel to the Company, addressed to them and dated the Closing Date, as to such items and in such form and substance as are reasonably requested by the Parent.

          (i)  The Parent and the Subsidiary shall have obtained
     $115 million of financing pursuant to loan documentation reasonably satisfactory to the Parent in order to enable the Parent to perform all of its obligations under this Agreement, including without limitation, its obligations under Article II of this Agreement.

          (j) The Parent shall be satisfied with the results of its environmental due diligence of all of the Owned Real Property and the Leased Real Property.

          (k) The Company Option Plan and all outstanding options issued thereunder shall have been terminated without liability to the Company.

          (l) The Parent shall have received a certificate from the Company, dated the Closing Date and sworn to under penalty of perjury, stating that it is not a "United States real property holding corporation" within the meaning of section 897(c)(2) of the Code, such certificate to be in the form set forth in the Treasury regulations.

          (m)  Each of the Change of Control Agreements listed on Schedule
     3.7 shall have been terminated without any liability to the Company.


                                ARTICLE VIII

                                  CLOSING

          8.1. Time and Place. The closing of the Merger (the "Closing") shall take place at the offices of Debevoise & Plimpton, 875 Third Avenue, New York, N.Y. 10022, at 10:00 a.m., local time, as soon as practicable following satisfaction of the closing conditions set forth in Article VII. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

          8.2. Filings at the Closing. At the Closing, the Parent and the Company shall (i) cause the Certificate of Merger to be filed and recorded in accordance with the provisions of Section 103 of the GCL, (ii) cause the Articles of Merger to be filed and recorded in accordance with Sec-tion 13.1-720 of the VSCA and (iii) take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.


                                 ARTICLE IX

                        TERMINATION AND ABANDONMENT

          9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time:

          (a) by mutual consent of the Board of Directors of the Parent and the Board of Directors of the Company;

          (b) by either the Parent or the Company if the Merger shall not have been consummated on or before June 2, 1995; provided, however, that the right to terminate this Agreement shall not be available to any party whose failure to fulfill any obligation of this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or before the aforesaid date;

          (c) by either the Parent or the Company, if at the Shareholder Meeting (including any adjournment thereof) this Agreement or the Merger shall fail to be approved by the requisite vote of the shareholders of the Company under the VSCA;

          (d) by the Company, if prior to the approval of the Merger by the shareholders at the Shareholder Meeting, the Board of Directors in the exercise of its fiduciary duty shall have withdrawn or modified, in a manner adverse to the Parent and the Subsidiary, its approval or recommendation of the Merger or this Agreement;

          (e) by the Company, if prior to the approval of the Merger by the shareholders of the Company at the Shareholder Meeting, the Board of Directors determines in good faith to proceed with a registered initial public offering of the Company Common Stock in lieu of consummating the Merger and the transactions contemplated under this Agreement and such offering meets the requirements set forth in the proviso to Section 1.7;

          (f) By the Parent, if the Company shall have materially breached any of its covenants herein or if the Company shall have made a material misrepresentation or if the Parent is not satisfied with the results of its environmental due diligence as set forth in pursuant to
     Section 7.3(j);

          (g) by the Company, if either the Parent or the Subsidiary shall have materially breached any of its covenants herein or if either the Parent or the Subsidiary shall have made a material misrepresentation herein; or

          (h) by either the Parent, the Subsidiary or the Company, if any court of competent jurisdiction or other governmental agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and non-appealable.

          9.2. Procedure and Effect of Termination. In the event of termination and abandonment of the Merger by the Parent, the Subsidiary or the Company pursuant to Section 9.1, written notice thereof shall forthwith be given to the other parties hereto and this Agreement shall terminate and the Merger shall be abandoned, without further action by any of the parties hereto. The Subsidiary agrees that any termination by the Parent shall be conclusively binding upon it, whether given expressly on its behalf or not, and the Company shall have no further obligation with respect to it. If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement except that any termination shall be without prejudice to the rights of any party hereto arising out of a breach by any other party of any covenant or agreement contained in this Agreement, and except that the provisions of
Section 6.4 and 6.6(b) shall survive such termination.


                                 ARTICLE X

                               MISCELLANEOUS

          10.1. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented by mutual agreement of the Parent, the Subsidiary and the Company at any time before or after approval hereof by the shareholders of the Company; provided, however, that after any such shareholder approval, no amendment shall be made which changes the consideration to be received by such shareholders in the Merger or in any way materially and adversely affects the rights of such share-holders without the further approval or consent of such shareholders owning of record in the aggregate in excess of 66-2/3% of the issued and outstanding shares of Company Common Stock. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

          10.2. Waiver of Compliance; Consents. Any failure of the Parent or the Subsidiary, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company or the Parent, respectively, only by a written in-strument signed by the party granting such waiver (provided that subsequent to any approval hereof by the shareholders of the Company, the approval or consent of shareholders owning of record in the aggregate in excess of 66-2/3% of the issued and outstanding shares of Company Common Stock shall be obtained if such waiver materially and adversely affects the rights of the Company's shareholders), but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.2. The Subsidiary hereby agrees that any consent or waiver of compliance given by the Parent hereunder shall be conclusively binding upon it, whether given expressly on its behalf or not.

          10.3. Investigations; Survival of Warranties. The respective representations and warranties of the Parent, the Subsidiary and the Company contained herein or in any certificates or other documents delivered prior to or at the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto. Each and every such representation and warranty shall expire with, and be terminated and extinguished by, the Merger, or the termination of the Merger pursuant to Section 9.1. This Section 10.3 shall have no effect upon any other obligation of the parties hereto to be performed before the Effective Time.

          10.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof):

          (a)  if to the Parent or the Subsidiary, to:

               PHC Retail Holding Corp.
               c/o Kelso & Company
               350 Park Avenue
               New York, New York  10022
               Attention:  James J. Connors, II, Esq.

          (b)  if to the Company, to:

               Peebles Inc.
               One Peebles Street
               South Hill, Virginia  23970
               Attention:  Mr. Michael F. Moorman

               with a copy to:

               McGuire Woods Battle & Boothe
               One James Center
               901 East Cary Street
               Richmond, Virginia  23219
               Attention:  Wellford L. Sanders, Jr., Esq.

          10.5. Assignment; Parties in Interest. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, provided that the Parent or the Subsidiary may assign its respective rights and obligations to any direct or indirect subsidiary of the Parent, but no such assignment shall relieve the Parent of its obligations hereunder. This Agreement is not intended to confer upon any other person except the parties hereto any rights or remedies hereunder.

          10.6. Governing Law. This Agreement shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies.

          10.7. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          10.8. Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (a) the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof; (b) the terms "affiliate" and "associate" shall have the meanings set forth in Rule l2b-2 of the General Rules and Regulations promulgated under the Exchange Act; and (c) the term "subsidiary" of any specified corporation shall mean any corporation of which the outstanding securities having ordinary voting power to elect a majority of the board of directors are directly or indirectly owned by such specified corporation.

          10.9. Entire Agreement. This Agreement, including the documents and instruments referred to herein, together with the Confidentiality Agreement, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or in the Confidentiality Agreement. This Agreement, together with the Confidentiality Agreement, supersedes all prior agreements and understand-ings between the parties with respect to such subject matter.


          IN WITNESS WHEREOF, the Parent, the Subsidiary and the Company have caused this Agreement to be signed by their respective duly authorized officers on the date first above written.

PHC RETAIL HOLDING COMPANY


By
   Title:


PEEBLES ACQUISITION CORP.


By
   Title:


PEEBLES INC.


By



                                    iii